UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Griffon Corporation

(Name of Issuer)
Common Stock, par value $0.25 per share

(Title of Class of Securities)
398433102
(CUSIP Number)

Ronald J. Kramer
712 Fifth Avenue, 18th Floor
New York, New York 10019

Copy to:

Martin Nussbaum
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 30, 2017

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 398433102
1.		Names of Reporting Person Ronald J. Kramer
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.		SEC Use Only
4.		Source of Funds (See Instructions) [OO]
5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,173,751* shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 2,336,269 shares
	10.	Shared Dispositive Power 0 shares
11.
Aggregate Amount Beneficially Owned by Each Reporting Person
3,173,751** shares of Common Stock, including 350,000 shares of Common Stock issuable with respect to an option that is currently exercisable

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.		Percent of Class Represented by Amount in Row (11) 6.7%***
14.		Type of Reporting Person (See Instructions) IN

*
This includes 1,482 shares of the common stock, par value $0.25 per share (“Common Stock”), of Griffon Corporation, a Delaware corporation (the “Issuer”), allocated to Mr. Kramer’s account under the Griffon Corporation Employee Stock Ownership Plan (“ESOP”).  The ESOP trustee will vote these shares in accordance with Mr. Kramer’s voting instructions, subject to the ESOP trustee’s fiduciary duties under ERISA.  In addition, the ESOP trustee votes both (i) the shares of Common Stock in the ESOP allocated to participants for which voting instructions are not received, as well as (ii) the unallocated shares of Common Stock in the ESOP, in the same manner and proportion as those allocated shares with respect to which votes are timely cast by all participants in the ESOP; accordingly, Mr. Kramer may be deemed to have voting control over a portion of the shares referred to in clauses (i) and (ii) above.  However, the number of these shares over which Mr. Kramer is deemed to have voting control depends at any time not only on the amount of unallocated shares in the ESOP, but also on the portion of allocated shares with respect to which timely voting instructions are provided; therefore, it is not possible to provide a meaningful estimate of this amount.

**
This does not include 40,298 shares of Common Stock owned by Mr. Kramer’s wife and children. Mr. Kramer has disclaimed beneficial ownership of such shares of Common Stock in excess of his pecuniary interest.

***
Percentage of class calculation is based on 47,266,068 shares of Common Stock outstanding as of January 31, 2017, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2017, plus the 350,000 shares of Common Stock issuable with respect to an option held by Mr. Kramer that is currently exercisable.

This Amendment No. 1 supplements and amends certain information in the Schedule 13D filed on February 10, 2014 on behalf of Ronald J. Kramer (the “Schedule 13D”).
Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
Mr. Kramer acquired the Common Stock he beneficially owns through (i) the purchase of shares of Common Stock from the Issuer, (ii) open market purchases, (iii) grants of restricted shares and an option received by him during his tenure as a member of the board of directors and as an executive officer of the Issuer, and (iv) shares allocated to his account under the ESOP.
Item 4.  Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On January 30, 2017, Mr. Kramer received an award of 396,000 shares of restricted Common Stock pursuant to the Issuer’s 2016 Equity Incentive Plan (the “Plan”) as compensation for his services as Chief Executive Officer of the Issuer, the vesting of which is subject to the achievement of certain absolute and relative performance conditions relating to the price of the Issuer’s Common Stock. The terms of this award also restrict Mr. Kramer from transferring the shares for a two year period following vesting. Mr. Kramer acquired the Common Stock he beneficially owns for investment purposes. Mr. Kramer does not currently have any plans or proposals (other than those he may have from time to time in his role as an officer of the Issuer) that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Mr. Kramer beneficially owns 3,173,751 shares of Common Stock of the Issuer, including 350,000 shares of Common Stock issuable with respect to an option that is currently exercisable. The shares of Common Stock owned by Mr. Kramer equal approximately 6.7% of the Issuer’s outstanding shares of Common Stock, based on 47,266,068 shares outstanding as of January 31, 2017, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on January 31, 2017, plus the 350,000 shares of Common Stock issuable with respect to an option held by Mr. Kramer that is currently exercisable.

(b) Mr. Kramer has sole voting power over the 3,173,751 shares of Common Stock beneficially owned by him (which includes 836,000 shares of restricted Common Stock with respect to which Mr. Kramer does not have dispositive power), and has sole dispositive power over 2,336,269 of such shares.

(c) On January 30, 2017, Mr. Kramer received an award of 396,000 shares of restricted Common Stock pursuant to the Plan as compensation for his services as Chief Executive Officer of the Issuer. Other than the foregoing transaction, within the past sixty (60) days Mr. Kramer has not effected any transactions with respect to the Common Stock of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Kramer is party to certain Award Agreements for Restricted Share Awards with the Issuer (each such agreement, an “Award Agreement”) with respect to the 836,000 shares of restricted Common Stock owned beneficially by Mr. Kramer. These shares of restricted Common Stock were awarded to Mr. Kramer as compensation for his services as Chief Executive Officer of the Issuer. Each Award Agreement is in substantially the same form as the Form of Award Agreement for Restricted Share Award filed as Exhibit 99.2 to the Current Report on Form 8-K dated February 9, 2011. Subject to Mr. Kramer’s continued employment, these shares will vest on the dates set forth in each Award Agreement, provided that 537,333 of such restricted shares of Common Stock are also subject to certain performance criteria. The performance criteria for these shares, except the most recent award of 396,000 shares, are described in the Issuer’s Proxy Statements filed with the SEC. With respect to the recent award of 396,000 performance-based shares, the vesting of such shares is conditioned on the achievement of certain absolute and relative performance conditions relating to the price of the Issuer’s Common Stock. The terms of these Award Agreements also restrict Mr. Kramer from transferring the shares for a two year period following vesting.

Mr. Kramer is also party to an award agreement under which he was awarded an option to purchase 350,000 shares of Common Stock at an exercise price of $20.00 per share. This option expires on September 30, 2018.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ RONALD J. KRAMER
Ronald J. Kramer

Dated: February 2, 2017